June 18, 2007
VIA EDGAR, OVERNIGHT COURIER AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
Fax. No. (202) 772-9210

Attention:	Tamara Tangen, CPA
Division of Corporation Finance

Re:	Comment Letter Dated May 21, 2007
Juniper Networks, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 8-K Filed on April 23, 2007
File No. 0-26339
Ladies and Gentlemen:
     We refer to Mr. Krikorian’s letter dated May 21, 2007 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the year ended December 31, 2006 and the Form 8-K dated April 23, 2007 of Juniper Networks, Inc. (the “Company”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Mr. Krikorian’s letter immediately preceding our response thereto.
     Staff Comment #1:
     We note your statement that deferred revenue increased as a result of your growing installed base and customer payments made in advance of product acceptance. Tell us the periods over which you expect to recognize the related revenue and what consideration you have given to including this information in your discussion of operations. That is, for service revenue, indicate how you quantify your “installed base” and discuss the terms of the arrangements giving rise to both current and non-current deferred revenue. For deferred product revenue, discuss the provisions of acceptance, or other reasons for deferral, and the time periods over which “delivery” will be achieved. Explain the reason for the deferral of product revenue on a non-current basis.

     Response to Comment #1:
     The following is a summary of deferred revenue as of December 31, 2006 and 2005, respectively (amounts in millions):

	As of Dec, 31, 2006			As of Dec, 31, 2005
		Non-			Non-
	Current	Current	Total	Current	Current	Total

Deferred Service Revenue	$209.5	$73.3	$282.8	$162.4	$39.3	$201.7

Deferred Product Revenue:
Distributor (not yet sold through)	40.5	—	40.5	44.0	—	44.0
Acceptance and Delivery	62.3	—	62.3	7.1	—	7.1

	102.8	—	102.8	51.1	—	51.1

Total Deferred Revenue	$312.3	$73.3	$385.6	$213.5	$39.3	$252.8

     As reflected in the table above, the most significant increases from 2005 to 2006 were in deferred service revenues and in product deferrals relating to acceptance and delivery. In considering its disclosures, the Company believed it was important for investors to understand that these factors contributed to increases in cash that did not translate into revenues in those periods.
Deferred Service Revenue:
     As of December 31, 2006, approximately 75% of the Company’s deferred service revenue is related to contracts that have a contractual support period of one year, and as such, the revenue will be recognized ratably over that one year period in accordance with the Company’s accounting policy. Approximately 15% of the Company’s deferred revenue is related to service contracts that have contractual support periods between one and two years and the remaining 10% is related to contracts with support periods of greater than two years. Revenue related to those multi-year service contracts will be recognized over the support periods. The Company described its accounting for service contracts on page 44 of the Management Discussion and Analysis section of the Company’s Form 10-K for the fiscal year ended December 31, 2006, which states that a majority of its service revenue is earned from customers that purchase products and enter into service contracts that are typically for one-year renewable periods and the Company recognizes revenue from service contracts as the services are completed or ratably over the period of obligation. The Company will expressly state in future filings that there are some multi-year service contracts. With respect to how the Company quantifies its installed base, the installed base is calculated by each customer based on the number of systems that the customer has under maintenance. This information is tracked by the Company’s Customer Services group.
Deferred Product Revenue:
     The deferred product revenue is primarily comprised of the following categories:
•     Distributor (not yet sold through) — This represents product sold to and owned by distributors that have not yet been sold through to end users.

•     Acceptance and Delivery — This represents products under which there are either outstanding obligations related to product delivery or customer acceptance terms. For most of the deferrals as of December 31, 2006, there is some customer sign-off process associated with the completion of the delivery. Accordingly, the Company has generically described these situations where it had received payments for the products in advance of acceptance or delivery as “acceptance.”
     As of December 31, 2006, all the product deferred revenue was current and expected to be recognized within one year. On average product purchased by distributors is sold through in less than 45 days from shipment to the distributors and accordingly is expected to be recognized within one year. Additionally, approximately 70% of the deferred revenue related to acceptance and delivery was recognized in quarter ended March 31, 2007. All the non-current deferred revenue relates to services.
     Staff Comment #2:
     Tell us the amounts of receivables sold and proceeds received during the year ended December 31, 2006 and the quarter ended March 31, 2007, pursuant to your receivable financing arrangements. Tell us quantitative impact such sales had on DSO and what consideration you have given to discussing the impact of such sales in your liquidity analysis.
     Response to Comment #2:
     The Company introduced its distributor financing program in 2006 to strengthen its channel business by promoting greater distributor volume and improved customer service. The program does not, and is not intended to, affect the timing of revenue recognition because the Company only recognizes revenue upon sell-through.
     Under the financing arrangements the proceeds from the financing provider are due to the Company 30 days from the sale of the receivable. The Company pays the financing provider a financing fee of 1.16%.
     Pursuant to the receivable financing arrangement, the Company sold net receivables of $38.7 million and $17.0 million during the year ended December 31, 2006 and during the three months ended March 31, 2007, respectively. During the twelve months ended December 31, 2006 and the three months ended March 31, 2007, the Company received cash proceeds, net of the financing fee, of $24.0 million and $17.8 million, respectively. The amounts owing by the financing provider recorded as accounts receivable on the Company’s consolidated balance sheets at December 31, 2006 and March 31, 2007 were $13.0 million and $11.6 million, respectively.
     The Company evaluated a hypothetical impact on days sales outstanding (DSO) for the distributor financing arrangements. As of March 31, 2007, the Company had 12 distribution customers transacting under the distributor financing arrangement. DSO for the 12 distribution customers averaged 36 days prior to entering into the financing arrangement and DSO for these same distributors averaged 32 days (30 days with 2 for settlement) once they entered into the financing arrangement. Distribution customers with financing arrangements represented approximately 5.2% and 4.5% of the Company’s net accounts receivable balance at December

31, 2006 and March 31, 2007, respectively. Therefore, the Company does not believe there is a significant impact on its DSO calculation for the amounts financed.
     The Company will continue to monitor the impact of the sale of accounts receivable balances as a component of its DSO analysis and will consider including the impact of distributor financing arrangements in the Company’s liquidity analysis if the impact is significant. The Company does not expect it to have a significant impact on DSO in the near future.
     Staff Comment #3:
     We note that in instances where final acceptance of the product, system or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. Tell us the nature of the acceptance provisions and whether the terms are a recent inclusion in your customer arrangements. That is, we note no similar disclosures in your Form 10-K for the year ended December 31, 2005.
     Response to Comment #3:
     The Company advises the Staff that the nature of the acceptance provisions are ones under which the Company has outstanding obligations related to the delivery of the product and in some instances a formal customer acceptance criteria related to the product. The Company has historically had relatively limited instances of such terms and has consistently deferred revenue in such circumstances. As shown in the Company’s response to Comment 1, deferred revenue was higher at December 31, 2006 as compared to December 31, 2005 due to product delivery and acceptance related deferrals. As discussed the response to Comment 1, a substantial portion of these deferrals was recognized in the three months ended March 31, 2007. While there has been no recent fundamental change in the Company’s customer arrangements, during 2006 the dollar amount of deferrals increased due to several specific acceptance provisions. Accordingly, in the Company’s 2006 Form 10-K, under Note 1 of the financial statements labeled “Revenue Recognition”, in view of the increase in deferred revenue related acceptance provisions, the Company revised its disclosures to explain to the reader that when an arrangement has acceptance provisions the Company defers the related revenue until acceptance criteria are met. This disclosure is consistent with the disclosure in the Company’s Q1 2006 Form 10-Q and is also consistent with the Company’s previous response to Comment #1 in the Staff’s letter dated April 19, 2006.
     Staff Comment #4:
     Tell us whether it continues to be your practice to identify an end-user prior to shipment to a value-added reseller. If not, tell us the reasons for the change, identify the financial statement line items affected and quantify the impact that any change had on each.
     Response to Comment #4:
     The Company advises the Staff that it continues to be the Company’s practice to identify an end-user prior to shipment to a value-added reseller.

     Staff Comment #5:
     We note that deferred revenue on shipments to distributors reflects the effects of distributor pricing credits and the amount of gross margin expected to be realized upon sell-through. Tell us whether a receivable is also recorded at the time of shipment, that is, prior to sell-through. If so, tell us whether any receivables recorded prior to sell-through were, or are, sold pursuant to your distributor accounts receivable financing arrangement, the amounts sold and proceeds received in each period, and how you determined that sales of receivables prior to sell-through is appropriate. Identify the accounting literature on which your conclusion is based.
     Response to Comment #5:
     The Company recognizes revenue on sales made to distributors upon “sell-through” as reported by the distributors. Accounts receivable from distributors are recorded upon shipment to the distributor. The Company believes recording a receivable upon shipment to a distributor is appropriate where the distributor takes title and assumes risk of loss to the products upon shipment to the distributor. Distributors are legally obligated to pay the Company or the financing provider upon assumption of title and risk of loss, and such payment is in no way conditioned on the ultimate sell-through of the distributor’s inventory to end customers. The sale of accounts receivable did not accelerate the recognition revenue to distributors as revenue is still recognized on sell-through.
     The amount of receivables sold and the proceeds from those sales are described above in the Company’s response to Comment #2.
     The Company recognized the sale of accounts receivable to the financing provider according to Financial Accounting Standard No. 140, Accounting for Transfers of Financial Assets and Extinguishment of Liabilities, a replacement of FAS 125. According to paragraph 9, the Company has surrendered control over the transferred assets. The accounts receivable have been isolated from the Company and “put beyond the reach of creditors, even in the event of bankruptcy.” The purchaser of the accounts receivable balances has the right to pledge or exchange the assets transferred. The Company does not maintain effective control over the transferred assets through obligations or rights to redeem, transfer or repurchase the receivables after they have been transferred. The Company received a “true sale” opinion from external lawyers confirming these conclusions. However, after receiving the Staff’s comment and considering the December 2006 Staff speech by Joe McGrath, the Company has determined that the portion of the receivable financed that has not been recognized as revenue should be accounted for as a financing pursuant to EITF Issue 88-18. The Company advises the Staff that at December 31, 2006 and March 31, 2007, the estimated amounts of cash received from the financing provider that has not been recognized as revenue from its distributors are insignificant (approximately $500,000 at December 31, 2006 and approximately $267,000 at March 31, 2007). The Company’s average sell-through for the twelve distributors under the financing program was 23 and 32 days at December 31, 2006 and March 31, 2007 compared to the 31 and 32 days for cash received from the financing provider. The amount of receivables financed that has not been recognized as revenue is insignificant to working capital at each balance sheet date. The Company will account for the portion of the receivable financed that has not been recognized in revenue in accordance with Issue 88-18 in future filings.

     Staff Comment #6:
     We note that at the time of your goodwill impairment assessment you had identified four reporting units and that your SFAS 131 footnote disclosures include three reportable segments. Tell us the amounts of goodwill allocated to each reporting unit and each segment and whether there have been any changes in your allocations of goodwill by reportable segment or reporting unit. Tell us what consideration you have given to providing the footnote disclosures set forth in paragraph 45(c) of SFAS 142 for each reportable segment and to providing the disclosures set for in Section II.L.5 of the November 30, 2006 “Current Accounting and Disclosure Issues in the Division of Corporation Finance.”
     Response to Comment #6:
     The Company’s reportable segments and the reporting units included in those segments have changed from time to time due to acquisitions and changes in organizational structure.
     In the Company’s Form 10-K for the year ended December 31, 2006, it disclosed three reportable segments in accordance with SFAS 131, Disclosures about Segments of an Enterprise and Related Information. The reportable segments at December 31, 2006 were comprised of the Infrastructure Products Group (IPG), Service-Layer Technologies (SLT) and Service. The SLT segment was in turn composed of two reporting units: the Application Acceleration Product Group (APG) and the Security Products Group (SPG). Therefore, the Company had four reporting units: IPG and Services which directly correspond to the respective reportable segment and APG and SPG which were the two components of SLT reportable segment.
     The Company’s goodwill impairment analyses at November 30, 2006, June 30, 2006 and November 30, 2005 were performed for the four reporting units, and goodwill was allocated in a consistent manner for all periods.
     In the first quarter of 2007, certain management changes and an organization re-alignment resulted in the elimination of the two separate reporting units within SLT. Accordingly, the goodwill of the APG and SPG reporting units were combined into the SLT reportable segment. This resulted in three reporting units mirroring the Company’s three reportable segments for disclosure purposes.
     A substantial portion (approximately $3.4 billion) of the goodwill arose as a result of the acquisition of NetScreen Technologies, Inc. in the second quarter of 2004. Prior to that acquisition, the Company had only one segment. As a result of the NetScreen acquisition, the Company organized its operations and management around two segments: Infrastructure products and services and Security products and services. The November 1, 2004 impairment analysis date and the December 31, 2004 financial statements reflected these two segments. As the Company completed the NetScreen integration activities and refined its new organization structure, in January 2005 the Company formed the IPG, SPG and Services segments. Accordingly goodwill as of January 2005 was reallocated to these three reporting units using a relative fair value allocation approach. In the 2006, the Company acquired two companies that formed the APG reporting unit; this unit was then combined with SPG to form the SLT reportable segment.

     The Company has considered the items provided in Section II,L,5 of the November 30, 2006 Current Accounting and Disclosure Issues in the Division of Corporation of Finance. The Company has evaluated goodwill at the reporting unit level which is defined as one level below the segment level. The Company will provide additional disclosures in the critical accounting estimates section of its MD&A in future periods. Specifically, the Company will describe how its reporting units were identified, its method of allocation of goodwill to reporting units, changes to the number of reporting units and changes to the allocation of goodwill to reporting units. Additionally, the Company will provide in the future the disclosure by reporting segment in accordance with FAS 142, paragraph 45 (c).
     The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2006 is as follows (amounts in millions):

	Balance at			Adjustment	Escrow and	Balance at
	December			to Existing	other	December
Reportable Segment	31, 2004	Acquisitions		Goodwill (1)	additions	31, 2005

IPG segment	$973.6	$(0.3)(*	)	$(2.3)	—	$971.0

SLT segment	2,708.0	399.8		(2.9)	6.4	3,111.3

Services segment	$727.8	70.4		(0.8)	—	797.4

Total	$4,409.4	$469.9		$(6.0)	$6.4	$4,879.7

	Balance at			Escrow and	Balance at
	December			other	December
Reportable Segment	31, 2005	Acquisition	Impairment	additions	31, 2006

IPG segment	$971.0	—	—	—	$971.0

SLT segment	3,111.3	—	(1,280.0)	25.0	1,856.3

Services segment	797.4	—	—	—	797.4

Total	$4,879.7	—	$(1,280.0)	$25.0	$3,624.7

(1)	The $6.0 million decrease in goodwill for 2005 was related to misclassified tax benefits from deductions from stock options assumed in acquisitions adjusted as part of the Company’s 2006 restatement.

*	Negative goodwill from Acorn acquisition.

     Staff Comment #7:
     As we previously noted in comment 2 of our letter dated June 13, 2006, in addition to presenting individual reconciliations of each non-GAAP measure, compliance with Item 10(e)(1)(i) of Regulation S-K and Regulation G requires justification of each individual non-GAAP measure according to the requirements set forth in comment 2 of our letter of April 19, 2006. That is, for each non-GAAP measure, a discussion of the following should be provided:
i.	The substantive reasons why management believes that non-GAAP measure provides useful information to investors;

ii.	The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

iii.	The economic substance behind management’s decision to use the measure; and

iv.	The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.
     We note that your discussion of non-GAAP financial measures describes non-GAAP net income and non-GAAP income per share, “as well as other non-GAAP measures.” Tell us how you determined that this discussion meets the requirements for each non-GAAP measure, as set forth above.
     Response to Comment #7:
     The Company advises the Staff that its statement of “as well as other non-GAAP measures” was intended to refer to all non-GAAP measures that were presented in connection with the Company’s earnings announcement in addition to net income and net income per share. The first two paragraphs of the discussion in which the quoted statement is contained are intended to describe the substantive reasons for which the Company believes the presentation of all of the non-GAAP measures included in the earnings announcement provides useful information to investors and the material limitations associated with the use of such measures (i.e., these paragraphs cover item i of the Staff’s comment). The Company then addressed in Notes A through D the other elements (i.e., items ii, iii, and iv of the Staff’s comment) required by 10(e)(1)(i) of Regulation S-K and Regulation G, such as the specific manner in which management uses the non-GAAP measure to conduct or evaluate its business and the economic substance behind management’s decision to use the measure. Taken as a whole, the Company believes that discussion meets the requirements of items i to iv of the Staff’s comment. In future filings, the Company will clarify in the initial paragraphs of its discussion of non-GAAP financial measures that these paragraphs apply to all non-GAAP measures that are presented in connection with the report.

     Staff Comment #8:
     With regard to the exclusion of stock-based compensation related items discussed in Note C, we note that you believe that excluding these amounts results allows for a more accurate comparison of your financial results to previous periods during which your equity-based awards were not required to be reflected on your income statement. Explain the continuing relevance of this information when it appears that the application of SFAS 123(R) is reflected in all periods presented.
     Response to Comment #8:
     The Company believes that excluding amounts related to stock-based compensation can provide relevant information for not only the periods required to be presented in a particular report, but also for periods prior to those required to be covered. As noted in the Company’s 8-K, the Company believes it is useful for investors to understand and analyze long-term trends and performance of the continuing operations of the Company’s business, by which the Company means the ongoing revenue and expenses of the business excluding certain items that render comparisons with prior periods or analysis of on-going operating trends more difficult, such as non-cash expenses not directly related to the actual cash costs of development, sale, delivery or support of its products and services, or expenses that are reflected in periods unrelated to when the actual amounts were incurred or paid. The Company believes that in many circumstances this analysis will require examination of periods prior to those covered in a particular report. In the Company’s 8-K filed on April 23, 2007, the periods covered by the report are limited to the first quarter of the Company’s 2006 and 2007 fiscal years. The Company uses, and believes that investors will find useful, the information provided in such report to analyze expense and other financial trends for the covered periods as well as for periods prior to the Company’s 2006 fiscal year, during which SFAS 123(R) was not applicable to the Company’s financial reporting. As such, the Company believes that the exclusion of stock-based compensation expense in its earnings announcement materials, in addition to providing the relevant GAAP measures, provides a useful and relevant tool for management and investors to compare current periods with prior periods during which such expense was not required to be reported.
     Staff Comment #9:
     Statements in Note C suggest that your presentations of certain non-GAAP measures are intended to represent liquidity measures. As such, it appears that reconciliations to the most comparable GAAP measures, cash flows from operations and cash flows from financing activities, would also be required for compliance with Item l0(e)(1)(i) of Regulation S-K and Regulation G. Please explain how you determined that no such reconciliation was necessary.
     Response to Comment #9:
     The Company advises the Staff that it has inadvertently included the language in Note C of its Form 8-K that implied that non-GAAP measures of cash flows were presented in connection with the Company’s earnings announcement. The Company did not present any non-GAAP measures of cash flows in connection its earnings announcement on April 23, 2007 and, as such, the language in Note C regarding comparison to cash flows was extraneous. The

Company intends to delete this language in its future earnings announcements, except to the extent as may be required by Item l0(e)(l )(i) of Regulation S-K and Regulation G to help justify the presentation of non-GAAP cash flow measures, if any.
*     *     *     *      *
     In response to the Staff’s request, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please do not hesitate to call the undersigned at (408) 745-2384.

Very truly yours, JUNIPER NETWORKS, INC.
/s/ Mitchell L. Gaynor

Mitchell L. Gaynor
Vice President, General Counsel and Secretary

cc:	Katharine Martin, Esq.
Vijaya Gadde, Esq.
Sam Lazarakis